EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 18 August 2020

18 August 2020	Director/PDMR Shareholding
14 August 2020	Publication of Annual Report and Accounts for Group Companies with Listed Debt
10 August 2020	Director/PDMR Shareholding
10 August 2020	Director/PDMR Shareholding
7 August 2020	Publication of Prospectus
5 August 2020	Change of Company Secretary
4 August 2020	Director/PDMR Shareholding
3 August 2020	Total Voting Rights
20 July 2020	Board Committee Changes

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

18 August 2020	Scrip Dividend for Final Dividend 2019/20
3 August 2020	Rate Filing for Upstate New York Electric & Gas
27 July 2020	Publication of AGM Results